SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

September 8, 2010

BP RELEASES REPORT ON CAUSES
OF GULF OF MEXICO TRAGEDY

No single factor caused the Macondo well tragedy. Rather, a sequence of failures involving a number of different parties led to the explosion and fire which killed 11 people and caused widespread pollution in the Gulf of Mexico earlier this year.

A report released by BP today concludes that decisions made by "multiple companies and work teams" contributed to the accident which it says arose from "a complex and interlinked series of mechanical failures, human judgments, engineering design, operational implementation and team interfaces."

The report - based on a four-month investigation led by Mark Bly, BP's Head of Safety and Operations and conducted independently by a team of over 50 technical and other specialists drawn from inside BP and externally - found that:

•     The cement and shoe track barriers - and in particular the cement slurry that was used - at the bottom of the Macondo well failed to contain hydrocarbons within the reservoir, as they were designed to do, and allowed gas and liquids to flow up the production casing;

• The results of the negative pressure test were incorrectly accepted by BP and Transocean, although well integrity had not been established;

• Over a 40-minute period, the Transocean rig crew failed to recognise and act on the influx of hydrocarbons into the well until the hydrocarbons were in the riser and rapidly flowing to the surface;

• After the well-flow reached the rig it was routed to a mud-gas separator, causing gas to be vented directly on to the rig rather than being diverted overboard;

• The flow of gas into the engine rooms through the ventilation system created a potential for ignition which the rig's fire and gas system did not prevent;

•     Even after explosion and fire had disabled its crew-operated controls, the rig's blow-out preventer on the sea-bed should have activated automatically to seal the well. But it failed to operate, probably because critical components were not working.

Commenting on the report, which he commissioned immediately after the Macondo explosion, BP's outgoing chief executive Tony Hayward said: "The investigation report provides critical new information on the causes of this terrible accident. It is evident that a series of complex events, rather than a single mistake or failure, led to the tragedy. Multiple parties, including BP, Halliburton and Transocean, were involved.

"To put it simply, there was a bad cement job and a failure of the shoe track barrier at the bottom of the well, which let hydrocarbons from the reservoir into the production casing. The negative pressure test was accepted when it should not have been, there were failures in well control procedures and in the blow-out preventer; and the rig's fire and gas system did not prevent ignition.

"Based on the report, it would appear unlikely that the well design contributed to the incident, as the investigation found that the hydrocarbons flowed up the production casing through the bottom of the well," Hayward said.

BP's incoming chief executive Bob Dudley said: "We have said from the beginning that the explosion on the Deepwater Horizon was a shared responsibility among many entities. This report makes that conclusion even clearer, presenting a detailed analysis of the facts and recommendations for improvement both for BP and the other parties involved. We have accepted all the recommendations and are examining how best to implement them across our drilling operations worldwide.

"This was a tragic accident that resulted in the loss of 11 lives and impacted the communities and the environment along the Gulf Coast region. We deeply regret this event. We have sought throughout to step up to our responsibilities. We are determined to learn the lessons for the future and we will be undertaking a broad-scale review to further improve the safety of our operations. We will invest whatever it takes to achieve that. It will be incumbent on everyone at BP to embrace and implement the changes necessary to ensure that a tragedy like this can never happen again."

Chairman of the Board Carl-Henric Svanberg commented: "I believe this report will be of significant value in helping the overall understanding of how this tragedy occurred. It is of the utmost importance to the Board to ensure that BP learns from this and further enhances the safety of its operations for the future."

Based on its key findings, the investigation team has proposed a total of 25 recommendations designed to prevent a recurrence of such an accident. The recommendations are directed at strengthening assurance on blow-out preventers, well control, pressure-testing for well integrity, emergency systems, cement testing, rig audit and verification, and personnel competence.

The company said it expected a number of the investigation report's findings to be considered relevant to the oil industry more generally and for some of the recommendations to be widely adopted.

BP said the report was based on information available to the investigating team. It noted that additional relevant information may be forthcoming, for example, when Halliburton's samples of the cement used in the well are released for testing and when the rig's blow-out preventer is fully examined now that it has been recovered from the sea-bed. There will also be additional information from the multiple ongoing US government investigations.

The investigation report is available online at www.bp.com, together with an accompanying video.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com
BP press office, Houston: +1 281 366 0265, uspress@bp.com
www.bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 08 September, 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary